United States securities and exchange commission logo





                             August 24, 2021

       Redgie Green
       Chief Executive Officer
       Atlas Technology Group, Inc.
       PO Box 147165
       Lakewood, CO 80214

                                                        Re: Atlas Technology
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed August 2,
2021
                                                            File No. 000-28675

       Dear Mr. Green:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Cautionary Note Regarding Forward-Looking Statements, page 2

   1. We note your reference to forward-looking statements within the meaning of the Private
                                                        Securities Litigation
Reform Act of 1995. Please be advised that the safe harbor for forward-looking
statements is inapplicable in this context, because the company is not currently a reporting
company. See Section 27A(a)(1) of the Securities Act. Therefore,
                                                        please either delete
any references to the Private Securities Litigation Reform Act or make it clear that the safe
harbor does not apply to this offering.
 Redgie Green
FirstName LastNameRedgie
Atlas Technology Group, Inc.Green
Comapany
August 24, NameAtlas
           2021      Technology Group, Inc.
August
Page 2 24, 2021 Page 2
FirstName LastName
Item 7: Certain Relationships and Related Transactions
Consulting Fees - Related Party, page 25

2. Please reconcile your statement here that, during the three and six months ended June 30,
         2021, you accrued consulting fees of $15,000 payable to your former controlling shareholder with your disclosure on page F-24 that $5,000 in consulting fees were paid to your current controlling shareholder and $10,000 in consulting fees were paid to your former controlling shareholder during the same period.
Condensed Unaudited Financial Statements
Condensed Unaudited Statements of Changes in Shareholders' Deficit, page F-19

3. This statement contains captions for balances as of March 31, 2020 and June 30, 2020 in two places. Please revise the label of the second set of dates to "March 31, 2021" and
         "June 30, 2021."
General

4. Please file the bylaws of the company. Please refer to Item 601(b)(3)(ii) of Regulation S-
         K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at
(202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Michael Littman